[Lakes Entertainment, Inc. Letterhead]
November 18, 2009
Via EDGAR and FACSIMILE
Ms. Amanda Ravitz
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	Lakes Entertainment, Inc.
Registration Statement on Form S-3/A, Amendment No. 2
Filed November 16, 2009
File No. 333-162235
Dear Ms. Ravitz:
     Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Lakes Entertainment, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it may become effective on November 20, 2009 at 4:30 p.m. EST, or as soon as practicable thereafter.
     In connection with its request to accelerate the effective date of the registration statement, the Company acknowledges that:
     • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     • the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your assistance in this matter. If you need additional information, please contact me at (952) 449-9092.

Very truly yours,
/s/ Timothy J. Cope
Timothy J. Cope
President, Chief Financial Officer and Treasurer

cc:	Gray Plant Mooty Mooty Bennett, P.A.
Daniel Tenenbaum, Esq.
Jeffery C. Anderson, Esq.